

March 28, 2008

**Via Facsimile (216) 621-6536 and U.S. Mail**

Christopher J. Hubbert, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. 9<sup>th</sup> Street, 20<sup>th</sup> Floor
Cleveland, OH  44114

**Re:     LNB Bancorp, Inc.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed March 24, 2008 by Shareholders for a Better Bank**
**File Number 000-13203**

Dear Mr. Hubbert:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Preliminary Schedule 14A**

1.      Please fill in the blanks in your document.

Cover page

2.      Please revise the cover page of your proxy statement and the form of consent to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The Special Meeting, page 3

3.      Each statement or assertion of opinion or belief must be clearly characterized as

such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following:

- your belief that "LNB's refusal to recognize [your] proposals created an atmosphere of confusion among" the company's security holders; and

- your statement that the company's board and management "are more entrenched than ever."

4. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your assertion that "LNB attempted to disenfranchise its shareholders and further entrench its board of directors."

Our Action Plan, page 7

5. Please revise the last four sentences of the first paragraph in this section to address the current meeting, not the recent special meeting, and the fact that the company has made no statements yet with respect to your current solicitation.

Proposal one, page 11

6. Please tell us whether you have complied with all applicable requirements to present this proposal, and proposals Three and Four, at the annual meeting.

7. Please provide supplemental support for your disclosure of the ISS recommendations made on March 7, 2008.

Annex B

8. We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company's proxy statement for the special meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

<u>Closing Comments</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions